

November 4, 2011

Via U.S. Mail
Mr. Khurram Ijaz
President and Chief Executive Officer
Alliance Petroleum Corporation
112 North Curry Street
Carson City, NV 89703

      Re: **Alliance Petroleum Corporation**
              Amendment No. 5 to Registration Statement on Form S-1
              Filed October 12, 2011
              File No. 333-172114

Dear Mr. Ijaz:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We reissue comment 1 from our letter dated September 18, 2011. Please update your page references throughout your filing. For example, and without limitation, we note incorrect page references on your cover page and on page 14.

2.   We note your response to comment 2 from our letter dated September 18, 2011, and reissue such comment. Please revise your disclosure throughout your filing to provide consistent disclosure regarding your use of proceeds, and to otherwise clarify throughout your filing your use of proceeds. For example, and without limitation, we note that you state at page 4 that the $100,000 you plan to raise in this offering will not be applied to the exploration activities identified in your 12-month plan of operation on page 28. However, this does not appear to be consistent with your Use of Proceeds table at page 13, which includes line items for "independent contractor geologist/consultant fees" and "geological surveys." In addition, please disclose in your Use of Proceeds section the

projects for which the "independent contractor geologist/consultant fees" and "geological surveys" fees will be applied.

3.   Please clarify throughout your filing your anticipated source of funds for each phase of your exploration plan, and for your 12-month plan of operation. For example, and without limitation, we note your disclosure at page 13 that if 100% of the shares are sold, you will exercise your option under the petroleum natural gas lease for $24,000. However, we also note that your use of proceeds table only contemplates the use of $22,000 to exercise such option. Similarly, you state at page 28 that you believe that your cash balance is not sufficient to fund your limited levels of operations beyond one year's time. Such statement appears to suggest that your cash balance is sufficient to fund your operations for one year's time. However, you also disclose that your cash balance at September 30, 2011 is $10. Please revise.

Exhibits and Financial Statement Schedules, page II-3

4.   Please revise your exhibit index to clarify which exhibit number designations are intended to relate to each exhibit description. For example, and without limitation, it is not clear which descriptions are intended to relate to exhibit numbers 10.2, 10.3 and 10.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo